UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 16, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL OAO PLACED COMMERCIAL PAPERS OF BO-02 SERIES AT A SUM
OF 5 BILLION ROUBLES

Moscow, Russia – March 16, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces placing its commercial papers.
On March,16, 2010 Mechel OAO completed placement of its interest-bearing commercial papers of BO-02 series with an obligatory centralized custody(ID serial number 4B02-02-55005-E of 05.02.2009) at MICEX Stock Exchange ZAO.
Placement was performed by public subscription through collection of offers for fixed-price purchase of commercial papers with coupon rate for the first coupon period under the terms and conditions of Securities Prospectus and Decision on
Securities Issuance.
The number of the commercial papers placed makes 5,000,000 pieces (100% of the issue volume), the nominal value of the commercial papers is 1000 roubles each and the total nominal value of the placed commercial papers is 5,000,000,000 roubles.
The 1st coupon rate of the commercial papers of BO-02 series is set at the level of 9.75 % per year which corresponds to the sum of 48.62 roubles. According to the Prospectus of the commercial papers of B0-02 series and the Decision on the commercial papers issue of B0-02 series, the coupon rate from the 2nd to the 6th coupon is equal to the 1st coupon rate.
VTB Capital ZAO, Sberbank OAO, AKB Svyaz Bank OAO and Coalmetbank OAO were managers of the placement.
 Stanislav Ploshchenko, Mechel’s Chief Financial Officer commented on the event:
“All in all, we are satisfied with the placement results. Due to the new level of the cost of debt we achieved at the public market we continue improving the group’s credit portfolio by replacing more expensive short-term secured bank loans with more efficient public instruments. High demand – the book was more than four-time oversubscribed at the bottom of the price range - and high quality of investors base, give us reasons to count on healthy liquidity of this paper as well as good perspective for further placement of Mechel’s bonds”.
***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221-88-88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies.  Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 16, 2010	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO